

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2007
WASH. D.C.
186
SECTION

FORM 11-K

(Mark One)

[X] Annual Report Pursuant To Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 1-10858

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MANOR CARE, INC.
333 N. Summit Street
Toledo, Ohio 43604-2617

Total pages 17
Exhibit index 16

Financial Statements and Supplemental Schedules

HCR Manor Care Stock Purchase and Retirement
Savings 401(k) Plan
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

HCR Manor Care Stock Purchase and
Retirement Savings 401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2006 and 2005

Contents

0608-0761412

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Registered Public Accounting Firm

The Heartland Employment Services, LLC
Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2006 and of assets (held at end of year) as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 18, 2007

HCR Manor Care Stock Purchase and
Retirement Savings 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2006	**2005**
Assets		
Cash	**$ 1,276**	$ 87,359
Investments:		
Manor Care, Inc. Common Stock	**91,531,334**	77,381,682
Fidelity Retirement Money Market Portfolio	**59,906,965**	–
American Funds Growth Fund of America – Class R4	**43,366,172**	–
American Beacon Large Cap Value Fund – PlanAhead Class	**40,169,383**	–
American Funds EuroPacific Growth Fund – Class R4	**36,998,544**	–
PIMCO Total Return Fund – Institutional Class	**16,560,750**	–
Fidelity Freedom 2020 Fund	**10,651,280**	–
Fidelity Freedom 2015 Fund	**10,159,539**	–
Fidelity Freedom 2010 Fund	**9,367,314**	–
Fidelity Freedom 2025 Fund	**8,216,704**	–
Spartan Total Market Index Fund – Investor Class	**7,211,550**	–
Fidelity Freedom 2030 Fund	**5,755,041**	–
Fidelity Freedom 2005 Fund	**4,689,791**	–
Vanguard Explorer Fund – Admiral Class	**4,224,616**	–
Fidelity Freedom 2035 Fund	**3,289,478**	–
Wells Fargo Advantage Small Cap Value Fund – Class Z	**2,607,464**	–
Fidelity Freedom 2040 Fund	**1,902,450**	–
Fidelity Freedom Income Fund	**1,307,479**	–
Loan Fund	**6,860,553**	6,035,096
	364,777,683	83,504,137
Receivables:		
Employer contributions	**9,401,630**	7,376,704
Employee contributions	**30,832**	552,357
Due from brokers	**29,979**	253,783,160
Interest receivable	**3,864**	–
Total assets	**374,243,988**	345,216,358
Liabilities		
Due to brokers	–	19,248,433
Other	–	72,683
Net assets available for benefits	**$ 374,243,988**	$ 325,895,242

See accompanying notes.

HCR Manor Care Stock Purchase and
Retirement Savings 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2006	**2005**
Additions		
Employee contributions	**$ 30,932,754**	$ 26,660,097
Employer contributions	**9,382,919**	7,376,704
Rollover contributions	**2,588,525**	895,185
Interest and dividends	**14,550,870**	6,745,571
Net realized and unrealized appreciation in fair value of investments	**26,159,843**	18,040,290
Total additions	**83,614,911**	59,717,847
Deductions		
Benefit payments	**35,092,621**	35,531,523
Administrative fees	**173,544**	299,133
Total deductions	**35,266,165**	35,830,656
Net increase	**48,348,746**	23,887,191
Net assets available for benefits at beginning of year	**325,895,242**	302,008,051
Net assets available for benefits at end of year	**$ 374,243,988**	$ 325,895,242

See accompanying notes.

HCR Manor Care Stock Purchase and
Retirement Savings 401(k) Plan

Notes to Financial Statements

December 31, 2006

1. Plan Description

General

The HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan (the Plan) is for the benefit of eligible employees of Heartland Employment Services, LLC (HES), which is a wholly owned subsidiary of Manor Care, Inc., and employees of affiliated companies which adopted the Plan with the consent of HES.

Contributions

The Plan allows eligible employees the opportunity to contribute up to 18% of their salaries on a pretax basis subject to certain limitations. Contributions may be divided at the participants' discretion among the various investment options offered by the Plan from 0% to 100% with no limit on the number of funds selected.

The employer contributes on behalf of each eligible participant an amount equal to fifty percent (50%) of the participant's pretax contributions, not to exceed three percent (3%) of the participant's annual compensation, as defined by the Plan. Employer matching contributions are initially invested in the Manor Care Stock Fund, and may be immediately redirected by the participant. Forfeitures are held by the trustee and reduce future employer contributions. The employer matching contribution is funded subsequent to year end.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified retirement program.

Eligibility and Vesting

Employees are eligible to participate in the Plan upon attaining age 21, completion of six consecutive months of service and five hundred hours of service. Participants are fully vested in their contributions and earnings thereon immediately. Participants vest in employer matching contributions and the earnings thereon under different vesting schedules based upon hire date and other criteria as defined by the Plan.

1. Plan Description (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and rollovers, and the employer's matching contribution, as well as an allocation of plan earnings (losses) and the unrealized appreciation (depreciation) of the Plan's investments. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Dividends paid on the participant's shares in the Manor Care Stock Fund can be reinvested in additional shares of the Manor Care Stock Fund or paid in cash, based on the participant's election.

Participant Loans

The Plan permits participants to borrow up to 50% of their eligible account balance. The maximum loan is $50,000 reduced by the participant's highest outstanding loan balance, if any, over the prior 12-month period. Participants may have only one loan outstanding at a time and must wait 90 days after paying off a loan before requesting another loan. Only one loan can be requested during a twelve-month period. Loans are repayable, with interest currently equal to the prime rate plus 1%, over a period not to exceed five years or ten years for the purchase of their primary residence. Loans are subject to a one-time administrative service fee at the time the loan is initiated and beginning January 1, 2006, a quarterly servicing fee.

Loans initiated prior to January 1, 2003, are subject to the conditions and limitations specified in the Plan at that time.

Administrative Expenses

The trustee fees and other administrative expenses, if any, are paid by the Plan sponsor, except for the following fees paid by the respective plan participants: loan origination fees, quarterly loan servicing fees, quarterly nonemployee account fees, overnight delivery fees, and investment fund expenses that are allocated to all plan participants in the respective investment funds.

1. Plan Description (continued)

Plan Termination

While HES has not expressed an interest in terminating the Plan, HES is free to do so at any time. In the event of plan termination, the Employee Benefits Committee shall allocate the assets of the Plan in the order of priority set forth under the Employee Retirement Income Security Act.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan's Summary Plan Description for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Effective January 3, 2006, the assets of the Plan were transferred to the trustee, Fidelity Management Trust Company. The assets of the Plan were held by the trustee, Wachovia Bank, National Association at December 31, 2005. The Plan's investments are valued at their respective quoted market values at year end. Interest income is recorded on the accrual basis. Dividend income is recorded when declared. Purchases and sales of securities are recorded on a trade-date basis. Amounts due from brokers are recorded as receivables and amounts due to brokers are recorded as liabilities.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, contributions, and withdrawals during the reporting period. Actual results could differ from those estimates.

3. Investments

During 2006 and 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31	
	2006	**2005**
Manor Care, Inc. Common Stock	**$ 14,484,644**	$ 9,004,886
American Beacon Large Cap Value Fund – PlanAhead Class	**4,297,881**	–
American Funds EuroPacific Growth Fund – Class R4	**3,219,294**	–
American Funds Growth Fund of America – Class R4	**1,787,356**	–
Spartan Total Market Index Fund – Investor Class	**744,131**	–
Fidelity Freedom 2015 Fund	**401,411**	–
Fidelity Freedom 2020 Fund	**390,212**	–
Fidelity Freedom 2025 Fund	**372,822**	–
Fidelity Freedom 2010 Fund	**249,335**	–
Fidelity Freedom 2030 Fund	**246,490**	–
Fidelity Freedom 2035 Fund	**173,637**	–
Fidelity Freedom 2005 Fund	**164,996**	–
Fidelity Freedom 2040 Fund	**75,662**	–
Fidelity Freedom Income Fund	**14,023**	–
Wells Fargo Advantage Small Cap Value Fund – Class Z	**(68,455)**	–
Vanguard Explorer Fund – Admiral Class	**(166,853)**	(3,846)
PIMCO Total Return Fund – Institutional Class	**(226,743)**	
Harbor Capital Appreciation Fund	–	2,330,701
Harbor International Fund	–	2,194,626
T. Rowe Price International Stock Fund	–	1,665,368
BNY Hamilton Money Market Premier Fund	–	1,595,171
Harbor Large Cap Value Fund	–	571,290
MFS Capital Opportunities Fund – A	–	488,571
Vanguard Wellington Fund	–	258,366
Vanguard Total Stock Market Index Fund	–	228,756
BNY Hamilton Large Cap Equity Fund	–	10,895
Harbor Bond Fund	–	(304,494)
	$ 26,159,843	$ 18,040,290

4. Income Tax Status

The Plan has received a determination from the Internal Revenue Service dated June 17, 2003, stating that the Plan is qualified under sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliated entity of the Plan's trustee, Fidelity Management Trust Company. Therefore, these transactions qualify as party-in-interest transactions. Fees are reported as a reduction to the investment return. Total investments invested in Fidelity-managed funds were $115,246,041 at December 31, 2006.

Supplemental Schedules

HCR Manor Care Stock Purchase and
Retirement Savings 401(k) Plan

EIN #34-1903270 Plan #004

Schedule H, Line 4a – Schedule of Delinquent
Participant Contributions

Year Ended December 31, 2006

Participant Contributions Transferred Late to Plan	Total Fully Corrected Under VFCP and PTE 2002-51
$31,758 for the year ended December 31, 2006	$30,832 of participant contributions and $926 of participant loan repayments were remitted to the plan as of April 17, 2007. Further, $3,864 of lost earnings, were remitted to the plan on April 17, 2007.

HCR Manor Care Stock Purchase and
Retirement Savings 401(k) Plan

EIN #34-1903270 Plan #004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common stock:		
*Manor Care, Inc.	1,950,795 Shares	$ 91,531,334
Mutual funds:		
*Fidelity Retirement Money Market Portfolio	59,906,965 Shares	59,906,965
American Funds Growth Fund of America –Class R4	1,327,807 Shares	43,366,172
American Beacon Large Cap Value Fund – PlanAhead Class	1,763,362 Shares	40,169,383
American Funds EuroPacific Growth Fund – Class R4	804,666 Shares	36,998,544
PIMCO Total Return Fund - Institutional Class	1,595,448 Shares	16,560,750
*Fidelity Freedom 2020 Fund	685,852 Shares	10,651,280
*Fidelity Freedom 2015 Fund	832,749 Shares	10,159,539
*Fidelity Freedom 2010 Fund	640,719 Shares	9,367,314
*Fidelity Freedom 2025 Fund	643,438 Shares	8,216,704
Spartan Total Market Index Fund – Investor Class	182,202 Shares	7,211,550
*Fidelity Freedom 2030 Fund	359,017 Shares	5,755,041
*Fidelity Freedom 2005 Fund	403,944 Shares	4,689,791
Vanguard Explorer Fund - Admiral Class	60,751 Shares	4,224,616
*Fidelity Freedom 2035 Fund	249,392 Shares	3,289,478
Wells Fargo Advantage Small Cap Value Fund – Class Z	83,760 Shares	2,607,464
*Fidelity Freedom 2040 Fund	200,680 Shares	1,902,450
*Fidelity Freedom Income Fund	113,300 Shares	1,307,479
Total mutual funds		266,384,520
Loans to participants:		
*Loan Fund	4.25% – 10.5%, various maturity dates	6,860,553
		$ 364,776,407

*Party-in-interest to the Plan.

Required Information

1. Financial Statements

   •Report of Independent Registered Public Accounting Firm
   •Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005
   •Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2006 and 2005
   •Notes to Financial Statements
   •Schedule of Delinquent Participant Contributions
   •Schedule of Assets Held at End of Year

   The Plan's financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

2. Exhibits

S-K Item 601 No.	
23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan
(Name of Plan)

Date: June 25, 2007

By: Plan Administrator –
Heartland Employment Services, LLC
(a wholly owned subsidiary of Manor Care, Inc.)
Employee Benefits Committee

By: 
Steven D. Spencer
Chairman

By: 
Ann Otley
Secretary

Exhibit Index

Exhibit		Page
23	Consent of Independent Registered Public Accounting Firm	17

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-102248) pertaining to the HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan of Manor Care, Inc. of our report dated May 18, 2007, with respect to the financial statements and schedules of the HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

Toledo, Ohio
June 25, 2007

END